Exhibit (a)(10)

[NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION]

1st June 2007

SUCCESSFUL ASTRAZENECA TENDER OFFER FOR MEDIMMUNE SHARES

96.0% of Medimmune’s Shares Tendered and Subsequent Offering Period Announced

AstraZeneca PLC (“AstraZeneca”) today announced the success of the tender offer by its indirect wholly owned subsidiary, AstraZeneca Biopharmaceuticals Inc. (“Purchaser”), for all of the outstanding shares of common stock of MedImmune, Inc. (“MedImmune”).  The initial offering period expired, as scheduled, at 12:00 midnight, New York City time, on Thursday, May 31, 2007.  Prior to the expiration of the initial offering period, AstraZeneca and Purchaser waived the condition to the offer relating to the receipt of approval or an exemption under the antitrust and competition laws of the Slovak Republic and, as a result, all conditions to the offer were satisfied or waived on or prior to the expiration of the initial offering period.

As of the expiration of the initial offering period, a total of approximately 229,271,957 shares of MedImmune common stock were validly tendered and not withdrawn (including approximately 27,750,668 shares delivered through notices of guaranteed delivery), representing approximately 96.0% of the outstanding shares of MedImmune common stock. Purchaser has accepted for purchase all shares that were validly tendered during the initial offering period.  Purchaser will deposit the purchase price to pay for all such shares with The Bank of New York, the depositary for the offer, who is expected in turn to transmit such funds to the tendering stockholders on or about June 6, 2007.

AstraZeneca also announced that Purchaser will provide a subsequent offering period for all remaining shares of MedImmune common stock to permit stockholders who have not yet tendered their shares the opportunity to do so.  This subsequent offering period will expire at 12:00 midnight, New York City time, on Tuesday, June 5, 2007.  During the subsequent offering period, the same $58.00 per share cash consideration offered during the initial offering period will be paid.  Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) the guaranteed delivery procedures may not be used during the subsequent offering period and (2) no shares tendered during the subsequent offering period may be withdrawn.

After the expiration of the subsequent offering period, AstraZeneca intends to complete the acquisition of MedImmune through a short-form merger without a vote or meeting of MedImmune’s stockholders, after which MedImmune will immediately become an indirect wholly owned subsidiary of AstraZeneca.  In order to comply with certain advance notice provisions in the indentures governing MedImmune’s 1.375% Convertible Senior Notes Due 2011 and 1.625% Convertible Senior Notes Due 2013, the merger is expected to occur on or about June 18, 2007.  In the merger, each of the remaining shares of MedImmune common stock (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by MedImmune, AstraZeneca or any of their subsidiaries) will be converted into the right to receive the same $58.00 in cash per share, without interest, that was paid in the tender offer.  Following the merger, MedImmune’s common stock will cease to be traded on the NASDAQ Global Select Market.

Additional Information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell MedImmune common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials, which were mailed to MedImmune’s stockholders) filed by a subsidiary of AstraZeneca with the Securities and Exchange Commission (“SEC”) on May 3, 2007. In addition, on May 3, 2007, MedImmune filed with the SEC a solicitation/recommendation statement on

Schedule 14D-9 with respect to the tender offer, which was mailed to MedImmune’s stockholders. The tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully before any decision is made with respect to the tender offer. These materials may be obtained free of charge by contacting the information agent for the tender offer, Georgeson, Inc., at +1 877 653 2948 (toll-free). In addition, all of these materials (and all other materials filed by MedImmune and AstraZeneca with the SEC) are available for free at the website maintained by the SEC at www.sec.gov.

AstraZeneca
Media Enquiries:

AstraZeneca
Media Enquiries:
Steve Brown / Edel McCaffrey (London)	(020) 7304 5033/5034
Staffan Ternby (Sweden)	(8) 553 26107
Emily Denney (Wilmington)	(302) 885 3451
Analyst/Investor Enquiries:
Jonathan Hunt / Mina Blair / Karl Hård (London)	(020) 7304 5087/5084/5322
Staffan Ternby (Sweden)	(8) 553 26107
Ed Seage / Jorgen Winroth (US)	(302) 886 4065/(212) 579 0506
Merrill Lynch (Financial Adviser to AstraZeneca)	+44 (0) 20 7628 1000
Richard Girling
Deutsche Bank (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7545 8000
Charlie Foreman
Goldman Sachs (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7774 1000
Phil Raper

MedImmune
Media Enquiries:
Jamie Lacey	301-398-4035
Analyst/Investor Enquiries:
Pete Vozzo	301-398-4358

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or Japan